===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                SCHEDULE 14D-9

                    SOLICITATION/RECOMMENDATION STATEMENT
                     PURSUANT TO SECTION 14(d)(4) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                    MAGICWORKS ENTERTAINMENT INCORPORATED
                          (Name of Subject Company)

                    MAGICWORKS ENTERTAINMENT INCORPORATED
                      (Name of Person Filing Statement)

                   COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

                                ---------------

                                 558909 10 7
                    (CUSIP Number of Class of Securities)

                                ---------------

                                BRAD KRASSNER
             CO-CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                    MAGICWORKS ENTERTAINMENT INCORPORATED
                       930 WASHINGTON AVENUE, 5TH FLOOR
                          MIAMI BEACH, FLORIDA 33139
                                (305) 532-1566
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notice and Communications
                  on Behalf of the Person Filing Statement)

                                ---------------

                                  Copies to:

                              GARY EPSTEIN, ESQ.
                           GREENBERG TRAURIG, P.A.
                             1221 BRICKELL AVENUE
                             MIAMI, FLORIDA 33131
                                (305) 579-0500

===============================================================================

ITEM 1. SECURITY AND SUBJECT COMPANY

   The name of the subject company is Magicworks Entertainment Incorporated, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 930 Washington Avenue, 5th Floor, Miami Beach, Florida 33139. This Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") relates to the common stock, par value $.001 per share (the "Common Stock"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER

   This Statement relates to the tender offer (the "Offer") by MWE Acquisition Corp. (the "Purchaser"), a Delaware corporation and wholly owned subsidiary of SFX Entertainment, Inc. ("SFX" or "Parent"), a Delaware corporation, to purchase all outstanding shares (the "Shares") of Common Stock at a price of $4.00 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 13, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto constitute the "Offer"). The Offer is described in the Tender Offer Statement on Schedule 14D-1, dated August 13, 1998 (the "Schedule 14D-1"), as filed by Parent and the Purchaser, as bidders, with the Securities and Exchange Commission (the "SEC" or the "Commission"). The Schedule 14D-1 states that the address of the principal executive offices of each of Parent and the Purchaser is 650 Madison Avenue, New York, New York 10022.

   The Offer is being made pursuant to the terms of an Agreement and Plan of Merger, dated as of August 6, 1998 (the "Merger Agreement"), among the Purchaser, Parent and the Company. The Offer is conditioned upon, among other things, (a) there being validly tendered and not withdrawn prior to the Expiration Date (as defined below) of the Offer such number of Shares that, together with any Shares owned by the Purchaser, Parent and their affiliates, would constitute a majority of all outstanding Shares on a fully diluted basis (the "Minimum Condition") and (b) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the purchase of Shares pursuant to the Offer having expired or been terminated (the "HSR Condition"). The term "Expiration Date" means 12:00 Midnight, New York City time, on Thursday, September 10, 1998, unless and until the Purchaser shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

   If by 12:00 Midnight, New York City time, on Thursday, September 10, 1998 (or any other date or time then set as the Expiration Date), any or all conditions to the Offer have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated), subject to the terms and conditions contained in the Merger Agreement and to the applicable rules and regulations of the SEC, to (1) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders, (2) waive all of the unsatisfied conditions (other than the Minimum Condition, which can only be waived with the consent of the Company, and the HSR Condition) and, subject to complying with the terms of the Merger Agreement and the applicable rules and regulations of the SEC, accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn, (3) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (4) amend the Offer.

   Pursuant to and in accordance with the terms and conditions of the Merger Agreement and the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged (the "Merger," and together with the Offer, the "Transaction") with and into the Company, with the Company surviving the Merger (as such, the "Surviving Corporation") as a wholly owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the effective time (the "Effective Time") of the Merger (other than Shares owned by the Purchaser, Parent or the Company or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under the DGCL with respect to their

Shares) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive from the Surviving Corporation an amount of cash equal to the Offer Price net to the holder thereof, in cash, without interest thereon (the "Merger Consideration"), upon surrender of the certificate formerly representing such Share.

   In connection with the Merger Agreement, the Company and each of the principal stockholders of the Company (the "Principal Stockholders"), have entered into a Stockholder Agreement, dated August 6, 1998, with Purchaser and Parent (collectively, the "Stockholder Agreements" and individually a "Stockholder Agreement") pursuant to which each of the Principal Stockholders has agreed, among other things, (a) to tender all of its Shares pursuant to the Offer and not to withdraw such Shares as long as the Stockholder Agreement remains in effect and, (b) so long as the Stockholder Agreement remains in effect, at any meeting of stockholders of the Company called to vote upon the Merger (or in connection with any action by written consent relating to the Merger), to vote all Shares held by it in favor of the Merger. At the close of business on August 11, 1998, the Principal Stockholders owned 19,171,800 Shares, representing approximately 73.8% of the outstanding Shares (approximately 63.0% of the outstanding Shares on a fully diluted basis). Accordingly, it is expected that the Minimum Condition will be satisfied and any required stockholder approval will be obtained.

   The Merger Agreement and the Stockholder Agreements are more fully described below in Item 3. Copies of the Merger Agreement and the Stockholder Agreements are Exhibits hereto and are incorporated herein by reference in their entirety. A copy of the text of the press release issued by Parent and the Company on August 7, 1998, is included as an Exhibit hereto and is also incorporated herein by reference in its entirety.

ITEM 3. IDENTITY AND BACKGROUND

   (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Statement are to the Company and its wholly owned subsidiaries, viewed as a single entity.

   (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (the "Form 10-K"), which is incorporated herein by reference in its entirety. The Form 10-K was filed with the SEC on March 31, 1998. The Form 10-K was included in its entirety in the Company's 1998 Annual Report to Stockholders, which Annual Report was sent to stockholders on or about June 10, 1998.

   From time to time, the Company and PACE Entertainment Corporation, a wholly owned subsidiary of Parent ("PACE"), have, in the ordinary course of business, entered into contracts, agreements, arrangements or understandings in connection with the production of theatrical and concert performances. Additionally, the Company and PACE are two of the three principal co-owners of the country's largest theatrical booking agency.

   Except for matters set forth in this Item 3 or incorporated by reference herein or as otherwise set forth in this Statement, there are no material contracts, agreements, arrangements or understandings or actual or potential conflicts of interest between the Company and its affiliates and (i) its executive officers, directors or affiliates or (ii) to the knowledge of the Company, the bidders, their executive officers or affiliates.

 MERGER AGREEMENT

   The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, which is included as an Exhibit hereto and incorporated herein by reference. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below.

   The Merger Agreement provides that, following the satisfaction or waiver of the conditions described below under "Conditions to the Merger," the Purchaser will be merged with and into the Company, and each issued Share (other than Shares owned by the Company or any subsidiary of the Company, Parent, the Purchaser or any other subsidiary of Parent, or by stockholders, if any, who are entitled to and who properly exercise dissenter's rights under the DGCL), will be converted into the right to receive an amount in cash equal to the Offer Price without interest thereon. In general, holders of options and/or warrants to purchase Common Stock which have not exercised such options and/or warrants and validly tendered Shares issuable upon such exercise prior to the Expiration Date, will have the right to receive in the Merger an amount of cash equal to the product of (1) the number of Shares subject to such option or warrant and (2) the difference between the Offer Price and the exercise price. The "Surviving Corporation" of the Merger will be the Company.

   Vote Required To Approve Merger. The DGCL provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, then the parent company can effect a "short-form" merger with that subsidiary without prior notice to, or the approval of, the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, the Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, the Purchaser could effect the Merger using the "short-form" merger procedures without prior notice to, or any action by, any other stockholder of the Company.

   The DGCL requires, among other things, that the adoption of any plan of merger or consolidation of the Company must be approved by the Board of Directors of the Company and, if the "short-form" merger procedure described above is not available, approved by the holders of a majority of the Company's outstanding Shares. The Board of Directors of the Company (the "Board of Directors" or the "Board") has approved the Offer, the Merger and the Merger Agreement; consequently, the only additional action of the Company that may be necessary to effect the Merger is adoption of the Merger Agreement by the Company's stockholders if such "short-form" merger procedure is not available. Under the DGCL, the affirmative vote of the holders of a majority of the outstanding Shares (including any Shares owned by the Purchaser) is generally required to approve the Merger. If the Purchaser acquires, through the Offer or otherwise, voting power with respect to at least a majority of the outstanding Shares (which would be the case if the Minimum Condition were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the vote of any other stockholder of the Company.

   Conditions to the Merger. The Merger Agreement provides that the Merger is subject to the satisfaction or waiver of the following conditions: (1) if required by applicable law, approval by the Stockholders of the Company must have been obtained with respect to the approval and adoption of the Merger Agreement and the Merger; (2) no Federal, state, local or foreign government, or governmental, regulatory or administrative authority, agency or commission or court of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction or law which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; (3) any applicable waiting period under the HSR Act relating to the Merger must have expired or been terminated; and (4) Purchaser or its permitted assignee must have previously purchased all Shares validly tendered and not withdrawn pursuant to the Offer.

   Termination of the Merger Agreement. The Merger Agreement may be terminated prior to the effectiveness of the Merger (the "Effective Time") notwithstanding any requisite approval and adoption of the Merger Agreement,
(1) by mutual written consent duly authorized by the Boards of Directors of each of Parent and the Company; (2) by either Parent or the Company, if either: (a) the Offer is not consummated on or before January 31, 1999 (the "Termination Date"); provided, however, that the right to terminate the Merger Agreement pursuant to clause (a) of this sentence will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Offer to be so consummated on or before such date; or (b) there is any Order which is final and nonappealable preventing the consummation of the Merger or the Offer, except if the party relying on such Order has not complied with its obligations pursuant to the relevant sections of the Merger Agreement;
(3) by Parent, prior to the date the Purchaser elects a majority of the Board of Directors of the Company ("Purchaser's Election Date"), if (a) the Board of Directors of the Company or an independent committee thereof, has withdrawn or modified in a manner adverse to Parent, its approval or recommendation with respect to the Merger Agreement, Merger or the Offer, (b) a tender offer or exchange offer for 50% or more of the outstanding Shares (other than the Offer) is commenced and the Board of Directors of the Company fails to timely recommend against the stockholders of the Company tendering their Shares into such tender or exchange offer, or
(c) a proposal for a merger, consolidation or other business combination involving the Company or any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in, any more than 25% of the voting power of, or a substantial portion of the assets of, the Company and its subsidiaries (a "Takeover Proposal") has been publicly announced and the Board of Directors of the Company has failed to publicly reaffirm its approval or recommendation of the Offer, the Merger and the Merger Agreement on or before the fifth day following the date on which such Takeover Proposal is announced; provided that Parent in exercising its termination rights pursuant to clause (c) of this sentence may condition the effectiveness of such termination upon receipt of a termination fee and certain specified expenses as provided in the Merger Agreement and discussed under "--Fees and Expenses" below; (4) by Parent if, due to an occurrence or circumstance that results in a failure to satisfy any condition of the Offer, (a) Parent, the Purchaser or any of their affiliates will have failed to commence the Offer on or prior to 10 days following the date of the Merger Agreement or (b) the Offer has expired or terminated without any Shares being purchased therein, unless any such failure has been caused by or resulted from the failure of Parent or the Purchaser to perform in any material respect any of their respective covenants or agreements contained in the Merger Agreement or the material breach by Parent or the Purchaser of any of their respective representations or warranties contained in the Merger Agreement; (5) by the Company if (a) Parent, the Purchaser or any of their affiliates has failed to commence the Offer on or prior to 10 days following the date of the Merger Agreement or (b) the Offer has expired or terminated without any Shares being purchased therein, unless such failure to purchase the Shares has been caused by or resulted from the failure of the Company to satisfy certain conditions;
(6) by either Parent or the Company, if the Effective Time has not occurred before June 30, 1999; provided, however, that the right to terminate the Merger Agreement pursuant to this clause (6) is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to be so consummated on or before such date; (7) by the Company, prior to the Purchaser's Election Date, if (a) the Board of Directors of the Company has determined in good faith, based on the advice of outside counsel, that it is necessary, in order to comply with its fiduciary duties to the Company's stockholders under applicable law, to terminate the Merger Agreement in order to enter into an agreement with respect to, or to consummate a transaction constituting, a Takeover Proposal from a third party for 50% or more of the Shares or substantially all of the assets of the Company which the Company's Board of Directors determines is more favorable to the stockholders of the Company than the Offer and the Merger (a "Superior Proposal"), (b) the Company has given notice to Parent advising Parent that the Company has received a Superior Proposal specifying the material terms and conditions of such Superior Proposal (including the identity of the third party) and the material terms and conditions of any agreements or arrangements to be entered into in connection with a Superior Proposal with respect to the Principal Stockholders and that the Company intends to terminate the Merger Agreement in accordance with this clause (7), and (c) either (i) Parent has not revised its takeover proposal within five business days after the date on which such notice is deemed to have been given to Parent, or (ii) if Parent within such period has revised its takeover proposal, the Board of Directors of the Company, after receiving advice from its financial advisor, has determined in its good faith reasonable judgment that the third party's Takeover Proposal is superior to Parent's revised takeover proposal; provided that the Company may not effect such termination pursuant to this clause (7) unless the Company has contemporaneously with such termination tendered to Parent the termination fee and certain specified expenses discussed in "--Fees and Expenses" below; (8) by Parent, if the number of Shares outstanding, on a fully-diluted basis, exceeds 28.9 million plus the number of Shares the issuance of which has been expressly approved in writing by Parent; (9) by the Company, at any time prior to the consummation of the Offer, if (a) the conditions set forth in paragraphs (d)(ii) or (i) of "Certain Conditions of the Offer" contained in the Schedule 14D-1 have not been satisfied or becomes untrue (other than as a result of the failure of the condition set forth in paragraph (d)(i) of "Conditions to the Offer" contained in the Schedule 14D-1, (b) such failure cannot be cured, (c) the Company has delivered to Parent a written notice specifically setting forth, fully and fairly, in good faith, the basis for such failure in sufficient detail to permit a reasonable evaluation by

Parent, (d) within 30 days after receipt by Parent of such notice, Parent has not either waived the failure of such condition or terminated this Agreement pursuant to the clause (10) below, and (e) no Takeover Proposal has been made prior to the date of any notice by the Company; or (10) by Parent, at any time prior to the consummation of the Offer, if Parent elects to terminate the Merger Agreement as contemplated by the preceding clause (9).

   Fees and Expenses. The Merger Agreement provides that, except for filing fees under the HSR Act and under certain events of termination, all fees and expenses incurred in connection with the Offer, Merger, the Merger Agreement, and the Stockholder Agreements will be paid by the party incurring such fees or expenses, whether or not the Merger is consummated. In addition, if the Merger Agreement is (a) terminated pursuant to clause (3) in the preceding paragraph (including a termination conditioned on the receipt of a termination fee or specified expenses) or clause (7) or (8) of the preceeding paragraph; or (b) terminated (other than by the Company pursuant to clause
(5) of the preceeding paragraph) and a Takeover Proposal has been made prior to such termination, and definitive documentation with respect to the same or another Takeover Proposal from the same or another person is entered into within 12 months of such termination, then, in either case, the Company will pay a termination fee of $3.3 million and certain specified expenses not to exceed $850,000. The Merger Agreement also provides that if the Merger Agreement is terminated by Parent pursuant to clause (4) of the preceding paragraph other than due to an occurrence or circumstance that results in a failure to satisfy paragraphs (a), (b) or (h) of "Certain Conditions of the Offer" contained in the Schedule 14D-1 or due to the fact that any applicable waiting period under the HSR Act has not expired or been terminated prior to the expiration of the Offer, the Company will pay certain specified expenses not to exceed $850,000.

   Conduct of Business by the Company. Pursuant to the Merger Agreement the Company has agreed that, until the earlier of (x) the date on which the Merger Agreement is terminated and (y) the Purchaser's Election Date, except as contemplated by the Merger Agreement, the Company will, and will cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as previously conducted and in compliance in all material respects with all applicable laws. In addition, the Merger Agreement provides that the Company, without the consent of Parent, will not, and will not permit any subsidiary of the Company to:
(1)(a) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent, (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (c) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any subsidiary of the Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; (2) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities other than as otherwise permitted in the Merger Agreement; (3) amend its Certificate of Incorporation, Bylaws (except as contemplated by the Merger Agreement) or other comparable organizational documents; (4) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, except as contemplated by the Merger Agreement, (a) any business or any corporation, limited liability company, partnership, joint venture, association or other business organization or division thereof or (b) any assets that individually, or in the aggregate, are material to the Company and its subsidiaries, taken as a whole; (5) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets, other than in the ordinary course of business consistent with past practice, that are material to the Company and its subsidiaries taken as a whole; (6) except in the ordinary course of business consistent with past practice (to the extent not in excess of $50,000) and for intercompany indebtedness between the Company and any subsidiary of the Company or between subsidiaries of the Company, (a) incur or guarantee any indebtedness, or (b) make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned subsidiary of the Company or to officers and employees of the Company or any subsidiary of the Company for travel, business or relocation expenses in the ordinary course of business; (7) make or agree to make any new capital expenditures which in the aggregate are in excess of $50,000; (8) make any tax election that could reasonably be expected to have a material adverse effect on the Company or settle or compromise any material income tax liability; (9) enter into, modify, amend or terminate any material contract or agreement (including any contract or agreement (x) which is required by its terms or is currently expected to result in the payment or receipt of more than $50,000, (y) for a term of more than one year, or (z) of employment, deferred compensation or similar arrangement with any director, officer or employee of the Company or any subsidiary of the Company) to which the Company or any subsidiary of the Company is or may be a party or waive, release or assign any material rights or claims thereunder; (10) except as required by law, modify, amend or terminate any acquisition contract or waive, release or assign any material rights or claims thereunder; (11) make any material change to its accounting methods, principles or practices, except as may be required by generally accepted accounting principles; (12) fail to act in the ordinary course of business consistent with the past practice of the Company, exercising commercially reasonable care to (a) preserve substantially intact the Company's and each of its subsidiaries' present business organization, (b) keep available the services of any employee with an employment contract with the Company or any subsidiary of the Company, and (c) preserve its present relationships with clients, sponsors, suppliers and others having significant business dealings with them; (13) fail to use commercially reasonable efforts to maintain the material assets of the Company and each subsidiary of the Company in their current physical condition, except for ordinary wear and tear and damage;
(14) merge or consolidate with or into any other legal entity or dissolve or liquidate any subsidiary of the Company; (15) except as required by the terms and provisions of written contracts between the Company or any subsidiary of the Company and an employee thereof as in existence on the date of the Merger Agreement, (a) adopt or amend any employee benefit plan other than in the ordinary course of business consistent with past practice or as required by law, or (b) materially increase in any manner the aggregate compensation or fringe benefits (including, without limitation, commissions) of any officer, director, or employee or other personnel of the Company or any subsidiary of the Company (whether employees or independent contractors) other than as required by law; (16) pay, discharge, or satisfy any material (on a consolidated basis for the Company and its subsidiaries taken as a whole) claims, liabilities, or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business consistent with past practice, or fail to pay or otherwise satisfy (except if being contested in good faith) any material (on a consolidated basis for the Company and its subsidiaries taken as a whole) accounts payable, liabilities, or obligations when due and payable; (17) engage in any transactions with any of its affiliates other than transactions between the Company and any subsidiary of the Company or among subsidiaries of the Company; or (18) authorize, or commit or agree to take, any of the foregoing actions.

   Board of Directors. The Merger Agreement provides that, promptly upon the purchase by the Purchaser of Shares pursuant to the Offer, the Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company's Board of Directors as shall give the Purchaser representation on the Company's Board of Directors equal to the product of the total number of directors on the Company's Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser or any affiliate of the Purchaser at such time bears to the total number of Shares then outstanding. The Company will be required, at such time, to promptly take all actions necessary to cause the Purchaser's designees to be elected as directors of the Company, including increasing the size of the Company's Board of Directors or securing the resignations of incumbent directors or both. The Company is required to use its best efforts to cause persons designated by the Purchaser to constitute the same percentage as persons designated by the Purchaser shall constitute of the Company's Board of Directors of (a) each committee of the Company's Board of Directors (some of whom may be required to be independent as required by applicable law or the rules of the American Stock Exchange), (b) each board of directors of each subsidiary of the Company and (c) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, until the Effective Time, such Board of Directors shall have at least one director who is a director on the date hereof and who is not a designee or officer, director, employee or affiliate of Parent or the Purchaser or officer or employee of the Company ("Independent Director"), provided that if the number of Independent Directors shall be reduced below one for any reason, the Board of Directors shall designate a person to fill such vacancy who is not a designee or officer, director, employee or affiliate of Parent, the Purchaser or the Company.

   No Solicitation. The Merger Agreement provides that, until its termination, neither the Company nor any of its subsidiaries, nor any of their respective officers, directors, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its subsidiaries) (collectively, "Representatives") will, and the Company will cause the employees of the Company and its subsidiaries not to, directly or indirectly, (a) solicit, initiate or encourage the submission of any Takeover Proposal, (b) enter into any agreement with respect to any Takeover Proposal or give any approval with respect to any Takeover Proposal or (c) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal. The Merger Agreement also provides that if, at any time prior to the consummation of the Offer, the Board of Directors of the Company determines in good faith, based on the advice of outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, then the Company (and its Representatives) may, in response to an unsolicited Takeover Proposal for at least 50% of the Shares on substantially all the assets of the Company that involves consideration to the Company's stockholders with a value that the Company's Board of Directors reasonably believes, after receiving advice from the Company's financial advisor, is superior to the consideration provided for in the Merger, and provided that Parent is notified of any such Takeover Proposal, (x) furnish information with respect to the Company pursuant to a customary confidentiality agreement to any person making such proposal and
(y) participate in negotiations regarding such proposal. The Merger Agreement further prohibits the Board of Directors of the Company and any committee thereof from (x) withdrawing or modifying, or proposing to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by such Board of Directors or such committee of the Offer, the Merger Agreement or the Merger or (y) approving or recommending, or proposing to approve or recommend, any Takeover Proposal, except, in the case of clause (x) or (y), in connection with a Superior Proposal and then only at or after the termination of the Merger Agreement.

   Indemnification. The Merger Agreement provides that the Certificate of Incorporation and Bylaws of the Company after the Effective Time will contain provisions no less favorable with respect to indemnification than are set forth in the Certificate of Incorporation and Bylaws of the Company, as in effect on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at any time prior to the Effective Time were directors, officers or employees of the Company or any of its subsidiaries, unless such modification shall be required by law.

   From and after the Purchaser's Election Date, the Parent has agreed to indemnify, defend and hold harmless each person who is now, or who has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer or director of the Company or any of its subsidiaries, or an employee of the Company or any of its subsidiaries who acts as a fiduciary under any employee benefit plan of the Company or any of its subsidiaries (collectively, the "Indemnified Parties") against all losses, expenses (including reasonable attorneys' fees), claims, damages, liabilities or amounts that are paid in settlement of, or otherwise in connection with, any threatened or actual claim, action, suit, proceeding or investigation (a "Claim"), based in whole or in part on or arising in whole or in part out of the fact that the Indemnified Party (or the person controlled by the Indemnified Party) is or was a director, officer or such an employee of the Company or any of its subsidiaries and pertaining to any matter existing or arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, any Claim arising out of the Merger Agreement or any of the transactions contemplated thereby), whether asserted or claimed prior to, at or after the Effective Time, in each case to the fullest extent permitted under the DGCL or the Company's Certificate of Incorporation or Bylaws, and shall pay any expenses, as incurred, in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted under the DGCL or the Company's Certificate of Incorporation or Bylaws; provided, however, that Parent shall not be liable for any settlement effected without its written consent (which shall not be unreasonably withheld). In addition, the Merger Agreement provides that for a period of six (6) years after the Effective Time, the Company shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company covering all of the individuals currently covered thereby (provided that the Company may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to such officers and directors) with respect to claims arising from facts or events which occurred at or prior to the Effective Time, with certain limitations.

   Representations and Warranties. The Merger Agreement contains various customary representations and warranties.

   The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is an Exhibit hereto and is incorporated by reference herein. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized above.

   The Stockholder Agreements. Pursuant to the Stockholder Agreements, each of the Principal Stockholders has agreed to tender in the Offer the Shares that such Principal Stockholder held of record or beneficially owned on the date of such Stockholder Agreement, as well as any Shares that it may thereafter acquire (collectively, the "Stockholders' Shares"), however, excluding stock options, warrants or convertible notes of the Company (the "Convertible Securities"). The Principal Stockholders have agreed to sell to the Purchaser, and the Purchaser has agreed to purchase, all the Stockholders' Shares, excluding Convertible Securities, at a price per Share of $4.00, subject only to the condition (which may be waived only by the Purchaser in its sole discretion) that the Purchaser will have accepted for payment and paid for Stockholders' Shares pursuant to the Offer (the "Purchase"). The closing of the Purchase is anticipated to be effected by each Principal Stockholder tendering all such Stockholder's Shares into the Offer, and by the Purchaser accepting for payment and paying for such Stockholders' Shares pursuant to the terms of the Offer. The Merger Agreement further provides that if for any reason any Stockholders' Shares are not purchased in the Offer and either (1) other Shares are purchased in the Offer or (2) the Offer is not consummated due to a failure of the Minimum Condition, the Purchaser shall purchase, and each Principal Stockholder shall sell all of his Stockholder's Shares at a price per Share of $4.00 within five business days (after obtaining all applicable consents and approvals) following the expiration of the Offer.

   The Stockholders' Shares represent more than a majority of the outstanding Shares (determined on a fully diluted basis) and, upon the tendering of these Shares, the Minimum Condition will be satisfied. As of the close of business on August 11, 1998, there were 19,171,800 Principal Stockholders' Shares, representing approximately 73.8% of the outstanding Shares (approximately 63.0% of the outstanding Shares on a fully diluted basis). Once the Minimum Condition is satisfied and the Purchaser accepts for payment Shares tendered pursuant to the Offer, the Purchaser will be able to elect a majority of the members of the Company's Board of Directors and to effect the Merger without the affirmative vote of any other stockholder of the Company.

   Pursuant to the Stockholder Agreements, each of the Principal Stockholders has agreed not to: (1) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) or understanding with respect to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, his Stockholder's Shares to any person other than the Purchaser or the Purchaser's designee,
(2) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to its Shares or
(3) take any other action that would in any way restrict, limit or interfere with the performance of its obligations under his respective Stockholder Agreement or the transactions contemplated thereby.

   Each Principal Stockholder has further agreed in the Stockholder Agreements that, at any meeting of stockholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, each Principal Stockholder will, including by initiating a written consent solicitation if requested by Parent, vote (or cause to be voted) his Stockholders' Shares, and any other Shares that such Principal Stockholder has the right to direct or control the vote of such Shares, in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the other transactions contemplated by the

Merger Agreement and the Stockholder Agreements. At any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which a Principal Stockholder's vote, consent or other approval is sought, each Principal Stockholder will vote (or cause to be voted) his Stockholder's Shares against (1) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other material obligation or agreement of the Company under the Merger Agreement (2) against any of the following actions (a) any agreement, letter of intent, proposal or offer (other than the transactions contemplated in the Merger Agreement) involving the Company or any of its subsidiaries for, or an inquiry or indication of interest that reasonably could be expected to lead to: (i) any merger, consolidation, share exchange, recapitalization, reorganization, dissolution, liquidation, business combination or other similar transaction with the Company or any of its subsidiaries, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of a material portion of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of transactions or (iii) any tender offer or exchange offer for all or any portion of the outstanding shares of capital stock of the Company or any of its subsidiaries or the filing of a registration statement under the Securities Act in connection therewith, but shall not include the Offer, the Merger Agreement or an arrangement where the Merger Consideration is increased (each an "Acquisition Proposal") and (b) to the extent that such are intended to, or could reasonable be expected to, (i) impede, interfere with, delay, postpone or materially adversely affect the Merger or the transactions contemplated by the Merger Agreement or (ii) implement or lead to any Acquisition Proposal (other than an Acquisition Proposal with Parent or any affiliate thereof): (A) any change in a majority of the persons who constitute the Board of Directors or the Company; (B) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or Bylaws; or (C) any other material change in the Company's corporate structure or business.

   Under the Stockholder Agreements, each Principal Stockholder has granted an irrevocable proxy with respect to its Shares to Parent, and appointed Parent, and any other person who shall be designated by Parent, to vote such Shares, or grant a consent in respect of such Shares, in connection with any matter concerning the Offer.

   The foregoing summary of the Stockholder Agreements is qualified in its entirety by reference to the Stockholder Agreements, copies of which are filed as Exhibits hereto and are incorporated by reference herein. The Stockholder Agreements should be read in their entirety for a more complete description of the matters summarized above.

   Certain Agreements with Company Executives. Parent and the Company have entered into amendments to the employment agreements between the Company and each of Brad Krassner, a Co-Chairman of the Board of Directors, the Chief Executive officer and a Director of the Company; Joe Marsh, a Co-Chairman of the Board of Directors and a Director of the Company; and Lee Marshall, the President, Chief Operating Officer and a Director of the Company. Pursuant to these amendments, the Company will maintain the employment of these individuals on the same terms as they currently exist in their respective employment agreements, except as of the Purchaser's Election Date, among other things (1) the Company will have the right to terminate Mr. Krassner's employment without cause and with no monetary obligation other than accrued and unpaid base salary through the date of termination, provided that Mr. Krassner's one-year non compete obligation will be terminated and (2) Messrs. Marsh and Marshall (a) relinquish their rights to voluntarily terminate their respective employment agreements prior to the stated expiration of their terms and (b) grant the Company the option to unilaterally extend the term of their respective employment agreements for an additional two years. In addition, the amendments provide for defined reporting responsibilities for these individuals and the maintenance of the separate corporate existence of the Company for one year after the consummation of the Offer.

   Appraisal Rights. Holders of Shares do not have dissenters' rights as a result of the Offer. However, if the Merger is consummated, holders of Shares will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. If the statutory procedures were complied with, such rights could lead to a judicial determination of the fair value required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the Offer Price or the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration.

   If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw his demand for appraisal by delivery to the Company of a written withdrawal of his demand for appraisal and acceptance of the Merger.

   The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL.

   FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

 RECOMMENDATION OF THE BOARD OF DIRECTORS AND THE INDEPENDENT COMMITTEE

   Each of the Board of Directors and the Independent Committee (as defined below) of the Board of Directors of the Company has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that the terms of the Offer and the Merger as set forth in the Merger Agreement are advisable, fair to, and in the best interests of, the Company's stockholders. For the reasons set forth below, the Board of Directors unanimously recommends that the Company's stockholders accept the Offer and tender their Shares into the Offer.

 BACKGROUND; REASONS FOR THE RECOMMENDATION

   From time to time, the Company and PACE have, in the ordinary course of business, entered into contracts, agreements, arrangements or understandings in connection with the production of theatrical and concert performances. Additionally, the Company and PACE are two of the three principal co-owners of the country's largest theatrical booking agency.

   In October 1997, SFX Broadcasting, Inc., SFX's parent prior to SFX's spinoff in April 1998 ("SFX Broadcasting"), expressed to the Company its interest in pursuing a possible business combination. On October 27, 1997, the Company, SFX Broadcasting and Robert F.X. Sillerman, SFX Broadcasting's Executive Chairman, entered into a Confidentiality Agreement in connection with discussions concerning a possible business combination.

   In late March 1998, Joe Marsh, a Co-Chairman of the Board and a Director of the Company, received a call from Mr. Sillerman, the Executive Chairman, a Member of the Office of the Chairman and a Director of Parent, in which Mr. Sillerman expressed Parent's interest in acquiring the Company.

   On April 2, 1998, at the invitation of Mr. Sillerman, a meeting took place between Mr. Sillerman and Mr. Marsh. Lee Marshall, the President, Chief Operating Officer and a Director of the Company also participated in this meeting. At such meeting, Mr. Sillerman expressed Parent's interest in acquiring all outstanding Shares for a purchase price of approximately $3.00 per Share, a portion of which would be paid in cash and the remainder of which would be paid in Parent's Class A common stock. At the conclusion of this meeting, Messrs. Marsh and Marshall informed Mr. Sillerman that they did not believe that the Company's Board of Directors would be interested in considering a sale of the Company at such a price.

   During the months of April through June 1998, no additional contact was made between Mr. Sillerman and Messrs. Marsh and Marshall. The Company continued its efforts to raise capital to consummate some, if not all, of the Company's proposed acquisitions of sports representation and fashion model management companies.

   In early July 1998, Joe Marsh was again contacted by Mr. Sillerman regarding Parent's interest in acquiring the Company.

   On July 13 a meeting was held among Messrs. Marsh, Marshall and Sillerman at which time Mr. Sillerman expressed Parent's interest in acquiring all outstanding Shares at a price of $4.00 per Share. Mr. Sillerman indicated that up to 70% of the purchase price could be paid in cash.

   On July 14, a meeting was held between Mr. Sillerman, Mr. Marshall, Brad Krassner, a Co-Chairman of the Board and Chief Executive Officer of the Company, and Robert Kreusler, the Company's General Counsel, to further discuss Parent's offer to acquire all outstanding Shares. A second meeting was held later that day between Mr. Kreusler and Howard Tytel, the Executive Vice President, General Counsel, Secretary and a Director of Parent, to discuss the status of the Company's proposed acquisitions. Further discussions and negotiations were held on July 15.

   On July 17, counsel to Parent sent drafts of the Merger Agreement and Stockholder Agreements to the Company's counsel.

   On July 23, at a meeting of the Company's Board of Directors, the Board established a special committee, consisting of the Board's two independent directors (the "Independent Committee"), to evaluate the offer proposed by Parent, to negotiate with Parent regarding the terms thereof, and to determine whether the Company should enter into a transaction with Parent. The Independent Committee was also authorized to retain legal counsel and a financial advisor. At a meeting of the Independent Committee held later that day, the Independent Committee retained legal counsel. Additionally, the Independent Committee determined to retain Salomon Brothers Inc and Smith Barney Inc. (collectively doing business as Salomon Smith Barney) to provide certain financial advisory services to the Independent Committee in connection with Parent's Offer.

   On July 23, the Independent Committee and representatives of the Company expressed their desire to structure the transaction as a cash tender offer followed by a second step merger. Parent subsequently agreed to such a structure and on July 24 sent revised drafts of the agreements to counsel to the Independent Committee and the Company reflecting such structure. From July 23, 1998 until August 6, 1998, the Independent Committee and its counsel, together with certain members of the Company's management and the Company's counsel, negotiated the terms of the Merger Agreement and Stockholder Agreements with representatives of Parent.

   On July 24, the Company issued a press release announcing that it had been approached by a prospective purchaser to acquire all of the Shares at a price per Share which represented a small premium over the then current trading price. The Company also announced that the Independent Committee had been formed to consider and evaluate the transaction and that the Independent Committee would be retaining an investment banking firm to provide certain financial advisory services.

   Following its engagement and at the direction of the Independent Committee, Salomon Smith Barney contacted approximately fifteen (15) other companies to assess their interest in acquiring the Company. Four (4) of such companies expressed preliminary indications of interest and were provided with information booklets regarding the Company. None of these companies, however, submitted an offer to purchase the Company.

   On the morning of August 4, 1998, representatives of Salomon Smith Barney reviewed with the Independent Committee the financial terms of Parent's Offer and the results of and the process undertaken by Salomon Smith Barney at the direction of the Independent Committee to solicit, on a selected basis, other third party indications of interest, and rendered to the Independent Committee an oral opinion (subsequently confirmed by delivery of a written opinion dated August 6, 1998, the date of execution of the Merger Agreement) to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the $4.00 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares (other than Parent and its affiliates) was fair, from a financial point of view, to such holders. Thereafter, the Independent Committee, having determined that the Offer and the Merger were fair and in the best interests of the Company and its stockholders, passed a resolution approving and consenting to the Merger and the related transaction documents and recommended that the Board of Directors approve the transaction. At a meeting of the Board of Directors held later that day, the Company's Board of Directors unanimously determined that the terms of the Offer and the Merger were advisable, fair to, and in the best interests of, the stockholders of the Company and unanimously recommended that stockholders of the Company accept the Offer and tender their Shares. The Board further approved and authorized the execution and delivery of the Merger Agreement and Stockholder Agreements in substantially the forms reviewed at the meeting. On August 6, 1998, the Merger Agreement and the Stockholder Agreements were executed by the parties.

   On the morning of August 7, 1998, the Company and Parent issued a press release announcing the execution of the Merger Agreement.

   In arriving at its decision to approve the Offer and Merger and recommend that the Company's stockholders accept the Offer and tender their Shares, the Board of Directors of the Company, as well as the Independent Committee, considered a number of factors, including, without limitation, the following:

     (i) the financial and other terms and conditions of the Offer and the Merger Agreement;

     (ii) the strategic plans of the Company, including the possibility of consummating the proposed acquisitions, and the prospects of the Company as an independent entity;

     (iii) the fact that the $4.00 per Share price to be received by the Company's stockholders in both the Offer and the Merger represents a premium over the historical trading price for the Shares, including a premium over the closing market price of $3.50 per Share on August 3, 1998, the last full trading day prior to the approval of the Merger Agreement;

     (iv) possible alternatives to the Offer and the Merger including, without limitation, equity or debt offerings to fund the proposed acquisitions;

     (v) the Board of Directors' knowledge of the Company's business, operations, prospects and competitive position in the entertainment industry, including the advantages in a competitive environment of strategically aligning with a large, well-capitalized company.

     (vi) the results of the process undertaken by Salomon Smith Barney at the direction of the Independent Committee to identify and solicit on a selected basis other third party indications of interest with respect to a possible purchase of the Company;

     (vii) the financial presentation of Salomon Smith Barney at the meetings of the Independent Committee and the Board of Directors held August 4, 1998, and the opinion of Salomon Smith Barney (rendered orally at the August 4, 1998 meetings and subsequently confirmed by delivery of a written opinion dated August 6, 1998, the date of execution of the Merger Agreement) delivered to the Independent Committee and the Board of Directors to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the $4.00 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares (other than Parent and its affiliates) was fair, from a financial point of view, to such holders. The full text of the written opinion dated August 6, 1998 of Salomon Smith Barney is attached hereto as Annex A and is incorporated herein by reference. The opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer. HOLDERS OF SHARES ARE URGED TO READ THE OPINION CAREFULLY IN ITS ENTIRETY;

     (viii) the fact that the Offer and the Merger were not conditioned on the availability of financing which, combined with the experience, reputation and financial condition of SFX, increased the likelihood that the proposed Offer and Merger will be consummated; and

     (x) the advice of the Company's and the Independent Committee's legal advisors with respect to the terms of the Merger Agreement, the Offer and the Merger.

   The Board of Directors, as well as the Independent Committee, recognized that consummation of the Offer and the Merger will deprive current stockholders of the Company of the opportunity to participate in the future growth prospects of the Company and, therefore, in reaching its conclusion to approve the Offer and the Merger, determined that the historical results of operations and future prospects of the Company are adequately reflected in the $4.00 price per Share.

   In light of all the factors set forth above, the Board of Directors, as well as the Independent Committee, approved the Offer and the Merger. In view of the variety of factors considered in connection with its evaluation, neither the Board of Directors nor the Independent Committee assigned relative weights to the specific factors considered in reaching a decision or determine that any factor was of particular importance. Rather, each of the Independent Committee and the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to it and considered by it.

   It is expected that, if the Shares are not purchased by Purchaser in accordance with the terms of the Offer or if the Merger is not consummated, the Company's current management, under the general direction of the Board, will continue to manage the Company as an ongoing business.

   IN LIGHT OF THE FACTORS SET FORTH ABOVE, THE BOARD OF DIRECTORS RESOLVED UNANIMOUSLY TO APPROVE THE OFFER AND THE MERGER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE ADVISABLE, FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

   The Independent Committee retained Salomon Smith Barney to render an opinion as to the fairness, from a financial point of view, of the cash consideration to be received by the holders of Shares (other than the Parent and its affiliates) in the Offer and the Merger. Pursuant to the terms of Salomon Smith Barney's engagement, the Independent Committee agreed to pay Salomon Smith Barney a fee of $750,000 upon delivery of such opinion, as well as an additional fee in the event that a superior proposal is accepted by the Company. The Independent Committee also has agreed to reimburse Salomon Smith Barney for reasonable travel and other out-of-pocket expenses, including the reasonable fees and disbursements of its legal counsel, and to indemnify Salomon Smith Barney and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Salomon Smith Barney's engagement. In the ordinary course of business, Salomon Smith Barney and its affiliates (including Travelers Group Inc. and its affiliates) may actively trade or hold the securities of the Company and Parent for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

   Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

   (a) On August 11, 1998, the Company consummated an acquisition pursuant to which the Company issued an aggregate of 1,555,000 shares of Common Stock. Except as described above, during the past sixty (60) days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate, or subsidiary of the Company.

   (b) To the best of the Company's knowledge, all of the Principal Stockholders (see Item 3, "Identity and Background--The Stockholder Agreements," above) and all of the Company's other executive officers and directors who own Shares currently intend to tender all of their Shares pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

   (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof;
(ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

   (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

 SECTION 203 OF THE DGCL

   The Company's Board of Directors has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Stockholder Agreements. Accordingly, the restrictions of Section 203 of the DGCL do not apply to the transactions contemplated by the Offer, the Merger Agreement or the Stockholder Agreements. Section 203 of the DGCL prevents an "interested stockholder" (generally, a stockholder owning 15% or more of a corporation's outstanding voting stock or an affiliate or associate thereof) from engaging in a "business combination" (defined to include a merger and certain other transactions) with a Delaware corporation for a period of three years following the date on which such stockholder became an interested stockholder unless (i) prior to such date, the corporation's board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) on or subsequent to such date, the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. As described above, the foregoing description of
Section 203 of the DGCL does not apply to the Offer or the Merger (or the transactions contemplated thereby).

 INFORMATION STATEMENT

   The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board of Directors other than at a meeting of the Company's stockholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER                            DESCRIPTION                             PAGE
-------                           -----------                             ----
(a)(1) Offer to Purchase dated August 13, 1998 (incorporated by reference to Exhibit (a)(1) to Parent and Purchaser's Tender
         Offer Statement on Schedule 14D-1 dated August 13, 1998 (the "Schedule 14D-1")).
(a)(2)   Letter of Transmittal (incorporated by reference to Exhibit
         (a)(2) to the Schedule 14D-1).
(a)(3) Text of Press Release dated August 7, 1998 issued by Parent and Company (incorporated by reference to Exhibit (a)(8) to the Schedule 14D-1).
(a)(4) Opinion of Salomon Smith Barney dated August 6, 1998 (set forth as Annex A hereto).
(a)(5)   Letter to Stockholders, dated August 13, 1998, from Brad
         Krassner, Co-Chairman of the Board and Chief Executive
         Officer of the Company.
(a)(6) Information Statement of the Company (set forth as Annex B hereto).
(c)(1) Agreement and Plan of Merger, dated as of August 6, 1998, among Parent, Purchaser and the Company (incorporated by reference to Exhibit (c)(1) to the Schedule 14D-1).
(c)(2)   Stockholder Agreement, dated August 6, 1998, among the
         Purchaser, Parent and Krassner Family Investments Limited
         Partnership (incorporated by reference to Exhibit (c)(2) to the Schedule 14D-1).
(c)(3) Stockholder Agreement, dated as of August 6, 1998, among the Purchaser, Parent and Joe Marsh (incorporated by reference to
         Exhibit (c)(3) to the Schedule 14D-1).
(c)(4) Stockholder Agreement, dated as of August 6, 1998, among the Purchaser, Parent and Lee Marshall (incorporated by reference to Exhibit (c)(4) to the Schedule 14D-1).
(c)(5) Stockholder Agreement, dated as of August 6, 1998, among the Purchaser, Parent and Glenn Bechdel (incorporated by reference to Exhibit (c)(5) to the Schedule 14D-1).
(c)(6) Stockholder Agreement, dated as of August 6, 1998, among the Purchaser, Parent and John W. Ballard (incorporated by reference to Exhibit (c)(6) to the Schedule 14D-1).
(c)(7)   Amendment to Employment Agreement, dated as of August 6,
         1998, among Parent, the Company and Brad Krassner
         (incorporated by reference to Exhibit (c)(7) to the Schedule
         14D-1).
(c)(8)   Amendment to Employment Agreement, dated as of August 6,
         1998, among Parent, the Company and Joe Marsh (incorporated by reference to Exhibit (c)(8) to the Schedule 14D-1).
(c)(9)   Amendment to Employment Agreement, dated as of August 6,
         1998, among Parent, the Company and Lee Marshall
         (incorporated by reference to Exhibit (c)(9) to the Schedule
         14D-1).

                                  SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 13, 1998                        MAGICWORKS ENTERTAINMENT INCORPORATED


                                       By: /s/ Lee D. Marshall
                                       ---------------------------------------
                                       Lee D. Marshall, President, Chief
                                       Operating Officer
                                       and Director

[SALOMON SMITH BARNEY LOGO]                                           ANNEX A



August 6, 1998


The Independent Committee of the Board of Directors
Magicworks Entertainment Incorporated
930 Washington Avenue
Miami Beach, Florida  33139

Members of the Independent Committee:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Magicworks Entertainment Incorporated ("Magicworks") of the consideration to be received by such holders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of August 6, 1998 (the "Merger Agreement"), among SFX Entertainment, Inc. ("SFX"), MWE Acquisition Corp., a wholly owned subsidiary of SFX ("Acquisition Sub"), and Magicworks. As more fully described in the Merger Agreement, (i) SFX will cause Acquisition Sub to commence a tender offer to purchase all outstanding shares of the common stock, par value $0.001 per share, of Magicworks (the "Magicworks Common Stock" and, such tender offer, the "Tender Offer") at a purchase price of $4.00 per share, net to the seller in cash (the "Cash Consideration") and (ii) subsequent to the Tender Offer, Acquisition Sub will be merged with and into Magicworks (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding share of Magicworks Common Stock not previously tendered will be converted into the right to receive the Cash Consideration.

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Magicworks concerning the business, operations and prospects of Magicworks. We examined certain publicly available business and financial information relating to Magicworks as well as certain financial forecasts and other information and data for Magicworks which were provided to or otherwise discussed with us by the management of Magicworks. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Magicworks Common Stock; the historical and projected earnings and other operating data of Magicworks; and the capitalization and financial condition of Magicworks. We considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Magicworks. In connection with our engagement, we were requested to approach on a selected basis, and we held discussions with, certain third parties to solicit indications of interest in a possible acquisition of Magicworks. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information

[SALOMON SMITH BARNEY LOGO]



and data provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Magicworks that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Magicworks as to the future financial performance of Magicworks. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Magicworks nor have we made any physical inspection of the properties or assets of Magicworks. We were not requested to consider, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Magicworks or the effect of any other transaction in which Magicworks might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

Smith Barney Inc. and Salomon Brothers Inc (collectively doing business as Salomon Smith Barney) have acted as financial advisors to the Independent Committee of the Board of Directors of Magicworks with respect to this opinion and will receive a fee for such services upon delivery of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Magicworks and SFX for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Travelers Group Inc. and its affiliates) may maintain relationships with Magicworks, SFX and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Independent Committee of the Board of Directors of Magicworks in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares of Magicworks Common Stock in the Tender Offer or how such stockholder should vote on the proposed Merger. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to Salomon Smith Barney be made, without our prior written consent; provided, that this opinion letter may be included in its entirety in the Solicitation/Recommendation Statement of Magicworks relating to the proposed Transaction.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction by the holders of Magicworks Common Stock (other than SFX and its affiliates) is fair, from a financial point of view, to such holders.


Very truly yours,

/s/ Salomon Smith Barney

SALOMON SMITH BARNEY

                                                                       ANNEX B

                    MAGICWORKS ENTERTAINMENT INCORPORATED
                       930 Washington Avenue, 5th Floor
                          Miami Beach, Florida 33139

            INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

   This information Statement is being mailed on or about August 13, 1998 to the holders of shares of the Common Stock, par value $.001 per share (the "Common Stock" or the "Shares"), of Magicworks Entertainment Incorporated, a Delaware corporation (the "Company"), as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9, dated as of such date (the "Schedule 14D-9"). The Schedule 14D-9 relates to a tender offer (the "Offer") by MWE Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of SFX Entertainment, Inc. ("Parent"), to purchase all outstanding Shares, at a price of $4.00 per Share, being made pursuant to an Agreement and Plan of Merger, dated as of August 6, 1998 (the "Merger Agreement"), among the Company, Purchaser and Parent. This Information Statement is being distributed in connection with the contemplated election to the Company's Board of Directors (the "Board of Directors" or the "Board") of persons designated by Parent as provided for in the Merger Agreement. Certain terms and conditions of the Merger Agreement, as well as the Stockholder Agreements, each dated as of August 6, 1998, between Parent, the Company and the five principal stockholders of the Company (collectively, the "Stockholder Agreements"), which stockholders are the record and beneficial owners of an aggregate of 19,171,800 Shares, representing approximately 73.8% of the outstanding Shares (approximately 63.0% of the outstanding Shares on a fully diluted basis), are summarized in
Item 3 of the Schedule 14D-9. The summaries of those agreements are incorporated herein by reference.

   This Information Statement is required to be filed with the Securities and Exchange Commission (the "SEC" or the "Commission") and transmitted to all stockholders of the Company by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. Holders of Shares are urged to read this Information Statement carefully, but are not required to take any action.

   The information contained in this Information Statement concerning the Purchaser and Parent has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The Company has been advised that the principal executive offices of Purchaser and Parent are located at 650 Madison Avenue, New York, New York 10022.

                       VOTING SECURITIES OF THE COMPANY

   As of August 11, 1998, there were 25,986,243 issued and outstanding shares of Common Stock, each of which entitles the holder thereof to one vote on all matters submitted for a vote of stockholders of the Company.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth, as of August 11, 1998, information with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to be the owner of more than 5% of the outstanding Common Stock, (ii) each director, (iii) each of the Named Officers (as defined in "Executive Compensation" below), and (iv) all directors and executive officers of the Company as a group.

                                                            AMOUNT AND NATURE   PERCENTAGE OF
                                                              OF BENEFICIAL      OUTSTANDING
NAME AND ADDRESS OF BENEFICIAL OWNER(1)                         OWNERSHIP      SHARES OWNED(2)
----------------------------------------------------------  ----------------- ---------------
Joe Marsh..................................................       8,487,012         32.7%
Brad Krassner .............................................       3,238,212(3)      12.5%
Lee Marshall...............................................       3,460,872         13.3%
Glenn Bechdel..............................................       2,836,406         10.9%
H. Yale Gutnick............................................          22,571(4)        *
John W. Ballard............................................       1,170,012          4.5%
Ronald J. Korn.............................................           4,000(5)        *
Krassner Family Investments Limited Partnership  ..........       3,217,498         12.4%
All Directors and Executive Officers as a group (9
 persons)..................................................      19,767,709(6)      75.0%

------------
*      Less than 1%.
(1) Each beneficial owner has an address in care of Magicworks Entertainment Incorporated, 930 Washington Avenue, 5th Floor, Miami Beach, Florida 33139.
(2)    Based on a total of 25,986,243 shares outstanding.
(3) Includes 3,217,498 shares of Common Stock owned of record by Krassner Family Investments Limited Partnership (the "Partnership"). Krassner Investments, Inc., a Nevada corporation, is the general partner (the "General Partner") of the Partnership. Brad Krassner, the Company's Co-Chairman and Chief Executive Officer, is the sole stockholder of the General Partner. Also includes an aggregate of 20,714 shares of Common Stock issuable upon conversion of outstanding Unsecured Senior Convertible Notes (the "Notes") of the Company, which Notes are currently convertible.
(4) Includes (i) 2,000 shares issuable upon exercise of presently exercisable options to purchase Common Stock at an exercise price of $2.50 per share and (ii) 2,000 shares issuable upon exercise of presently exercisable options to purchase Common Stock at an exercise price of $2.875 per share, which options were granted pursuant to the Company's Directors Stock Option Plan. Also includes 3,571 shares of Common Stock issuable upon conversion of outstanding Notes, which Notes are currently convertible.
(5) Includes (i) 2,000 shares issuable upon exercise of presently exercisable options to purchase Common Stock at an exercise price of $2.50 per share and (ii) 2,000 shares issuable upon exercise of presently exercisable options to purchase Common Stock at an exercise price of $2.875 per share, which options were granted pursuant to the Company's Directors Stock Option Plan.
(6) Includes 238,624 shares of Common Stock beneficially owned by Larry Turk, the President and Chief Operating Officer Offer of Magicworks Merchandising, Inc. Also includes (i) 10,000 shares issuable to Mr. Turk upon exercise of presently exercisable options to purchase Common Stock at an exercise price of $1.75 per share and (ii) 300,000 shares issuable to Robert G. Kreusler, the Company's General Counsel, upon exercise of presently exercisable options to purchase Common Stock at an exercise price of $1.56 per share, which options were granted pursuant to the Company's 1996 Employee Stock Option Plan.

                   RIGHT TO DESIGNATE DIRECTORS; DESIGNEES

   The Merger Agreement provides that promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, the Purchaser may designate a number of directors, rounded up to the next whole number, on the Company's Board of Directors (the "Purchaser Designees") as shall give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Company's Board of Directors equal to the product of (1) the total number of directors on the Company's Board of Directors and (2) the percentage that the number of Shares beneficially owned by Purchaser or any affiliate of Purchaser at such time bears to the total number of Shares outstanding, and the Company will, at such time, promptly take all actions necessary to cause the Purchaser Designees to be elected to the Company's Board of Directors. Subject to applicable law, the Company has agreed to take all action requested by the Purchaser necessary to effect any such election, including increasing the size of the Company's Board of Directors (whether by amendment to the Company's Bylaws or otherwise) or securing the resignations of incumbent directors or both. The Merger Agreement further provides that in the event that the Purchaser Designees are elected to the Board of Directors of the Company, until the effective time of the Merger the Board of Directors of the Company will have at least one director who is a director on the date of the Merger Agreement and who is not an officer of the

Company or any of its subsidiaries (an "Independent Director"). Thereafter, in the event that the number of Independent Directors shall be reduced below one for any reason, the Board of Directors shall designate a person to fill such vacancy who is not a designee or officer, director, employee or affiliate of the Company, the Purchaser or Parent.

   The Purchaser has informed the Company that it will choose the Purchaser Designees from persons listed below. The Purchaser has also informed the Company that each of the Purchaser Designees has consented to act as a director of the Company if so designated. The Company has been advised that the business address of each of the Purchaser Designees is 650 Madison Avenue, 16th Floor, New York, New York 10022.

   None of the Purchaser Designees or their associates is a director of, or holds any position with, the Company. To the best of the Company's knowledge, none of the Purchaser Designees or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transaction with the Company or any of its directors or executive officers that is required to be disclosed pursuant to the rules and regulations of the SEC.

            NAME                            POSITION WITH PURCHASER AND/OR PARENT
--------------------------  --------------------------------------------------------------------
Robert F.X. Sillerman  .... Mr. Sillerman has served as a Director and Executive Chairman of the Purchaser since its formation in July 1998. Additionally, Mr. Sillerman has served as the Executive Chairman, a Member of the Office of the Chairman and
                            a Director of Parent since its formation in December 1997. Mr. Sillerman also served as the Executive Chairman of SFX Broadcasting, Inc. ("SFX
                            Broadcasting") from July 1, 1995 until the consummation of its merger with and into an affiliate of Hicks, Muse, Tate and Furst, Incorporated
                            (the "SFX Merger"). From 1992 through June 30, 1995, Mr. Sillerman served as Chairman of the Board of Directors and Chief Executive Officer of SFX
                            Broadcasting. Mr. Sillerman is Chairman of the Board of Directors and
                            Chief Executive Officer of Sillerman Communications Management Corporation,
                            a private company that makes investments in and provides financial consulting services to companies engaged in the media business ("SCMC"), and of The
                            Sillerman Companies, Inc., a private company that makes investments in and provides financial advisory services to media-related companies ("TSC").
                            Through privately held entities, Mr. Sillerman controls the general partner of Sillerman Communications Partners, L.P., an investment partnership.
                            Mr. Sillerman is also the Chairman of the Board and a founding stockholder of The Marquee Group, Inc. ("Marquee"), a publicly-traded company organized in 1995, which is engaged in various aspects of the sports, news and other entertainment industries. Mr. Sillerman is also a founder and a significant stockholder of Triathlon Broadcasting Company, a publicly-traded company that owns and operates radio stations in medium and small-sized markets in the mid-western and western United States ("Triathlon"). For the last twenty years, Mr. Sillerman has been a senior executive of and principal investor in numerous entities operating in the broadcasting business.
                            In 1993, Mr. Sillerman became the Chancellor of the Southampton campus of Long Island University.

                               B-3

            NAME                            POSITION WITH PURCHASER AND/OR PARENT
--------------------------  --------------------------------------------------------------------
Michael G. Ferrel ......... Mr. Ferrel has served as a Director, Chief Executive Officer and President of Purchaser since its formation in July 1998. Additionally, Mr. Ferrel has served as the President, Chief Executive Officer, a Member of the
                            Office of the Chairman and a Director of Parent since its formation in
                            December 1997. Mr. Ferrel also served as the President, Chief Executive
                            Officer and a director of SFX Broadcasting from November 22, 1996 until the consummation of the SFX Merger. Mr. Ferrel served as President and
                            Chief Operating Officer of Multi-Market Radio ("MMR"), and a member of
                            MMR's board of directors since MMR's inception in August 1992 and as Co-Chief
                            Executive Officer of MMR from January 1994 to January 1996, when he became the Chief Executive Officer. From 1990 to 1993, Mr. Ferrel served as Vice
                            President of Goldenberg Broadcasting, Inc., the former owner of radio station WPKX-FM, Springfield, Massachusetts, which was acquired by MMR in July 1993.
Howard J. Tytel ........... Mr. Tytel has served as a Director, Executive Vice President and Secretary of Purchaser since its formation in July 1998. Additionally, Mr. Tytel has served as an Executive Vice President, General Counsel, Secretary
                            and a Director of Parent since its formation in December 1997. Mr. Tytel also served as a Director, General Counsel, Executive Vice President and
                            Secretary of SFX Broadcasting from 1992 until the consummation of the
                            SFX Merger. Mr. Tytel is Executive Vice President, General Counsel and
                            a Director of SCMC and TSC and holds an economic interest in those companies.
                            Mr. Tytel is a Director and a founder of Marquee and a founder of Triathlon.
                            Mr. Tytel was a Director of Country Music Television from 1988 to 1991.
                            From March 1995 until March 1997, Mr. Tytel was a Director of Interactive
                            Flight Technologies, Inc., a publicly-traded company providing computer-based in-flight entertainment. For the last twenty years, Mr.
                            Tytel has been associated with Mr. Sillerman in various capacities with entities operating in the broadcasting business. From 1993 to 1998, Mr.
                            Tytel was Of Counsel to the law firm of Baker & McKenzie, which represented
                            SFX Broadcasting and currently represents Parent and other entities with which Messrs. Sillerman and Tytel are affiliated on various matters.
Thomas P. Benson .......... Mr. Benson has served as the Vice President, Chief Financial Officer and a Director of Parent since its formation in December 1997. Mr. Benson also served as the Chief Financial Officer and a Director of SFX Broadcasting,
                            having served in such capacity from November 22, 1996 until the consummation of the SFX Merger. Mr. Benson became the Vice President of Financial Affairs of SFX Broadcasting in June 1996. He was the Vice President--External
                            and International Reporting for American Express Travel Related Services
                            Company from September 1995 to June 1996. From 1984 through September
                            1995, Mr. Benson worked at Ernst & Young LLP as a staff accountant, senior accountant, manager and senior manager.

                               B-4

            NAME                            POSITION WITH PURCHASER AND/OR PARENT
--------------------------  --------------------------------------------------------------------
Richard A. Liese .......... Mr. Liese has served as a Vice President, Associate General Counsel and a Director of Parent since its formation in December 1997. Mr. Liese also served as a Director, Vice President and Associate General Counsel of
                            SFX Broadcasting, having served in such capacity from 1995 until the consummation of the SFX Merger. Mr. Liese has also been the Assistant
                            General Counsel and Assistant Secretary of SCMC since 1988. In addition, from 1993 until April 1995, he served as Secretary of MMR.

                       DIRECTORS AND EXECUTIVE OFFICERS

   The following sets forth certain information regarding the members of the Board of Directors and the Company's executive officers as of August 6, 1998. The Company's Bylaws provide that each officer shall hold office until his successor is elected or appointed and qualified, or until his death or resignation, or his removal by the Board of Directors.

   Pursuant to the Company's Certificate of Incorporation and its Bylaws, the members of the Board of Directors serve for one-year terms. The Board of Directors has fixed the number of directors constituting the Board at six.

        NAME          AGE                      POSITION
-------------------  ----- -----------------------------------------------
Brad Krassner ......   47  Co-Chairman of the Board and Chief Executive
                           Officer
Joe Marsh ..........   46  Co-Chairman of the Board
Lee Marshall .......   41  President, Chief Operating Officer and Director
Robert G. Kreusler     34  General Counsel
H. Yale Gutnick  ...   56  Director
Ronald J. Korn .....   58  Director
John W. Ballard  ...   50  Chief Executive Officer, Magicworks West, Inc.
                           and Director of the Company
Glenn Bechdel ......   55  Vice President, Magicworks Theatricals, Inc.
Larry Turk .........   51  President and Chief Operating Officer,
                           Magicworks Merchandising, Inc.

   BRAD KRASSNER co-founded Magicworks Entertainment Incorporated, a Florida corporation and the predecessor by merger to the business of the Company ("MEI") and has been the Company's Co-Chairman of the Board and Chief Executive Officer since the consummation of the merger of MEI into the Company (the "MEI Merger"). Mr. Krassner has had a diversified career in the production, promotion, marketing and merchandising of live entertainment. He has been in the entertainment business since 1974, when he was employed by the marketing department of Ringling Brothers Barnum & Bailey Circus. Over the past 20 years, Mr. Krassner has produced and/or presented a variety of touring shows, including "Ice Capades," "Moscow Circus," "Swatch Watch NYC Fresh Festival" and "The Kool Jazz Festivals." Mr. Krassner is responsible for all of the Company's strategic planning and development and oversees corporate expansion activities.

   JOE MARSH co-founded MEI and has been the Company's Co-Chairman of the Board since the consummation of the MEI Merger. Mr. Marsh has been the president of Magicworks Theatricals, Inc. since 1988, and is primarily responsible for the production of the tour of "The Magic of David
Copperfield."

   LEE MARSHALL co-founded MEI and has been the Company's President, Chief Operating Officer and a director since the consummation of the MEI Merger. Mr. Marshall is responsible for the day-to-day operations of Magicworks Theatricals, Inc., the Company's theatrical production division. He is responsible for supervision of the production and promotion of numerous theatrical events. Mr. Marshall has also been the president of Touring Artists Group since 1992.

   ROBERT G. KREUSLER joined the Company in May of 1997 as the Company's General Counsel. He was formerly Vice President and General Counsel for The Raymond Floyd Group, the holding company for the business and personal interests of the professional golfer, Raymond Floyd. Prior to that time, Mr. Kreusler worked as an associate attorney for the Florida law firm of Steel Hector & Davis, concentrating in the areas of commercial litigation and corporate transactional work. Mr. Kreusler is responsible for managing and overseeing the legal affairs of the Company, including all litigation matters, employment issues, SEC reporting matters, mergers and acquisitions and general corporate transactional work.

   H. YALE GUTNICK has been a director of the Company since May 1996. Mr. Gutnick is the senior shareholder/member of the law firm of Strassburger McKenna Gutnick & Potter, which has offices in Pittsburgh, Pennsylvania and Greensburg, Pennsylvania. Mr. Gutnick graduated with honors from Ohio Wesleyan University in 1964 and from the University of Pittsburgh Law School in 1967. He began his legal career in the Honors Program with the United States Department of Justice in Washington, D.C., where he was a trial and appellate lawyer from 1967 through 1969, when he entered private practice in Pittsburgh, Pennsylvania. In the 25 years he has been in private practice, Mr. Gutnick has specialized in complex civil and criminal litigation and entertainment and media law.

   RONALD J. KORN has been a director of the Company since September 1996. Since July 1991 Mr. Korn has served as President of Ronald Korn Consulting, a business consulting firm, and as Chairman of the Board of Carole Korn Interiors, Inc., an interior design firm. From 1961 to 1991, Mr. Korn was employed by the certified public accounting firm of KPMG Peat Marwick, including six years in which Mr. Korn served as Managing Partner of KPMG Peat Marwick's Miami, Florida office. Mr. Korn serves as a director of each of Engle Homes, Inc. and Marsur Industries Inc., the common stock of each of which is publicly traded and served on the Board of Vacation Break U.S.A., Inc.

   JOHN W. BALLARD has been a director of the Company and Chief Executive Officer of Magicworks, West, Inc. ("MWI"), formerly Space Agency, since December 1996. Prior to the Company's acquisition of Space Agency, Mr. Ballard acted as the President of Space Agency since its founding in 1979. Mr. Ballard holds an MBA from Harvard University Business School and a bachelor of science degree from Stanford University.

   GLENN BECHDEL has served as Vice President of Magicworks Theatricals, Inc. ("MTI") since 1983. Mr. Bechdel's primary responsibility since co-founding MTI in 1983 has been to act as operations officer of the transportation and merchandising division of such corporation. Throughout his 13 years with the Company, Mr. Bechdel has been active in all Company business and productions such as "The Magic of David Copperfield," "Elvis, a Musical Celebration," "Jesus Christ Superstar," and "South Pacific," among others.

   LARRY TURK has served as the President and Chief Operating Officer of Magicworks Merchandising, Inc., (formerly Diamond Bullet Merchandising) since 1988, acting from 1988 through 1993 as its Vice President and Chief Operating Officer.

                     COMMITTEES AND MEETINGS OF THE BOARD

   During the year ended December 31, 1997, the Board of Directors held three meetings. No director attended fewer than 75% of the meetings of the Board of Directors held during 1997 during the period of such director's service.

   The only committees of the Board of Directors are the Audit Committee and the Compensation Committee. The Board does not have a nominating or similar committee. The Board of Directors performs the functions of a nominating or similar committee.

   Messrs. H. Yale Gutnick and Ronald Korn are the current members of the Audit Committee, which held three meetings during 1997. The duties and responsibilities of the Audit Committee include (1) recommending to the Board of Directors the appointment of the Company's auditors and any termination of engagement, (2) reviewing the plan and scope of audits, (3) reviewing the Company's significant accounting policies and internal controls and (4) having general responsibility for all related auditing matters.

   Messrs. H. Yale Gutnick and Ronald Korn are also the current members of the Compensation Committee, which held one meeting during 1997. The Compensation Committee reviews and approves the compensation of the Company's executive officers and administers the Company's 1996 Employee Stock Option Plan.

   The Company's directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. The Company reimburses all directors for their expenses in connection with their activities as directors of the Company. Directors of the Company who are not also employees of the Company receive a stipend of $2,000 per meeting of the Board of Directors or any committee thereof upon which such director sits. Additionally, non-employee directors also receive a grant of an option to purchase 2,000 shares of Common Stock upon election as a director, as well as a grant of an option to purchase 2,000 shares of Common Stock upon re-election as a director of the Company, under the Company's Directors Stock Option Plan. All such options are required to have an exercise price equal to not less than the fair market value of the Common Stock at the date of grant. Directors of the Company who are also employees of the Company do not receive additional compensation for their services as directors.

                                SECTION 16(A)
                  BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Executive officers, directors and greater than 10% stockholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

   The Company believes, based solely on a review of the copies of such reports furnished to it, that as of December 31, 1997, its officers, directors and holders of more than 10% of the Company's Common Stock complied with all applicable Section 16(a) filing requirements, except for the failure to file by (i) John W. Ballard, a director of the Company and Chief Executive Officer of MWI, of a Form 3 relating to his appointment as a director of the Company in 1996 and a Form 4 relating to the disposition of 18,000 Shares in 1997; (ii) H. Yale Gutnick, a director of the Company, of a Form 4 relating to the acquisition of 10,000 Shares in 1996, the acquisition of options to purchase 2,000 Shares in 1996 and the acquisition of options to purchase 2,000 Shares in 1997; (iii) Glenn Bechdel, Vice President of MTI, of Forms 4 relating to dispositions of an aggregate of 162,740 Shares on various dates in 1997; (iv) Lee Marshall, President, Chief Operating Officer and a director of the Company, of a Form 4 relating to an acquisition of 10,534 Shares in 1996; (v) Ron Korn, a director of the Company, of a Form 4 relating to the acquisition of options to purchase 2,000 Shares in 1997.

                             CERTAIN TRANSACTIONS

   MEI was formed in June 1996 for the purpose of combining the operations of the Company's predecessors-in-interest (the "Constituent Corporations"). Effective at the closing of the Company's private placement (the "Private Placement") of units (the "Units") comprised of Common Stock and unsecured senior convertible notes (the "Notes"), MEI issued shares of Common Stock to the stockholders of each of the Constituent Corporations in exchange for their respective interests in the Constituent Corporations, as a result of which each of the Constituent Corporations became a wholly owned subsidiary of the Company. The number of shares of Common Stock issued to each such stockholder was determined by mutual agreement, based on their respective ownership interests in the Constituent Corporations.

DISTRIBUTIONS

   Prior to being consolidated with MEI, the Constituent Corporations operated as S corporations under the applicable provisions of the Code. In connection therewith, the Constituent Corporations declared and paid distributions during 1995 in the amounts of $417,782, $2,081,057 and $760,041 and $701,839 to Messrs. Krassner, Marsh, Marshall and Bechdel, respectively. In 1996, the Company declared and paid distributions to Messrs. Krassner, Marsh, Marshall, Bechdel and Ballard in the respective amounts of $145,040, $1,419,772, $473,256, $473,256 and $1,472,861. In 1997,
Mr. Ballard received a final distribution from MWI in the amount of $158,927. Such distributions were in addition to the salaries paid to Messrs. Marsh, Marshall Bechdel and Ballard.

LEASES

   In May 1996, the Company entered into a lease agreement with respect to its Miami Beach office with a corporation that is owned by Messrs. Krassner and Marsh. The agreement calls for monthly lease payments of $3,250 for a five-year term. The agreement further provides for annual increases of $200 per month during its term. The Company paid rent pursuant to this lease and a prior lease for such property for the years ended December 31, 1997, 1996 and 1995 in the amounts of $43,788, $27,306 and $39,000, respectively.

   In November 1994, the Company entered into a lease for its Ohio office, which is owned by Mr. Marshall. The agreement calls for monthly rental payments of approximately $3,127, and expired in December 1997. The Company continues to occupy such premises on a month to month rental basis. The Company paid rent pursuant to such lease during 1997, 1996 and 1995 in the aggregate amounts of $30,044, $37,984 and $33,000, respectively.

   In December 1996, the Company renewed its lease for its Salt Lake City, Utah office that is co-owned by Mr. Ballard. The lease, which expires in December 2000 calls for monthly rental payments of approximately $3,000. The Company paid rent pursuant to such lease during 1997, 1996 and 1995 in aggregate amounts of $33,000, $31,000 and $18,100, respectively.

OTHER ITEMS

   In November 1995, one of the Constituent Corporations issued to an individual its convertible promissory note in the amount of $100,000 exchangeable into shares of common stock of such Constituent Corporation. Such individual assigned such convertible promissory note to Mr. Krassner in exchange for 75,167 shares of the Company owned by Mr. Krassner. Mr. Krassner then canceled the note, and, as a result, the Company extinguished $89,235 of a $100,000 debt owed by Mr. Krassner to the Company, leaving a balance owing from the Company to Mr. Krassner of $10,765 with respect to such debt which was paid in August of 1996.

   In July and September 1996, the Company closed the Private Placement in which it received gross proceeds of $10,371,500. A total of 120 investors purchased Units in the Private Placement. Brad Krassner, Joe Marsh, Lee Marshall and H. Yale Gutnick, a director of the Company, also invested in the Private Placement (purchasing 11,000, 22,000, 11,000 and 5,000 shares of Common Stock and $25,500, $51,000, $25,500 and $12,500 of principal amount of Notes, respectively).

   The Company has paid management fees for accounting, general management, office and other administrative services to Diamond Bullet Corporation, an entity controlled by Mr. Krassner. Such fees aggregated were $0, $25,750 and $53,218 in 1997, 1996 and 1995, respectively.

   As of June 30, 1996, MovieTime Entertainment Incorporated, a Florida corporation ("MovieTime") which was acquired by the Company in August, 1996, was indebted to the Company in the amount of $459,398 plus accrued interest. The Company obtained such funds under a credit line with Merrill Lynch. As a result of the Company's acquisition of MovieTime, the indebtedness to the Company was eliminated in consolidation and the Company became indebted to Merrill Lynch during August 1996, which indebtedness has been paid in full.

   Messrs. Krassner, Marsh, Marshall and Bechdel owned 31.1%, 6.7%, 3.9% and 2.7%, respectively, of the issued and outstanding common stock of MovieTime immediately prior to the Company's acquisition of MovieTime, which ownership interests were exchanged for 373,333, 80,827, 47,268 and 31,905 shares of Common Stock of the Company, respectively.

   In connection with the Private Placement, the Company paid Capital Growth International, L.L.C., the placement agent with respect to such Private Placement ("Capital Growth"), an aggregate cash commission of $790,120 and a non-accountable expense allowance of $172,530. In addition, the Company issued to Capital Growth and its designees an aggregate of 488,820 shares of the Company's Common Stock and warrants to purchase an aggregate of 500,000 shares of Common Stock at a price of $3.00 per share, subject to adjustment under certain circumstances. The Company has also agreed to indemnify Capital Growth against certain liabilities in connection with the Private Placement, including liabilities under the Securities Act.

                            EXECUTIVE COMPENSATION

   The following table sets forth the total compensation paid or accrued by the Company, for services rendered during 1997, 1996, and 1995, to the Company's Chief Executive Officer and each of the four most highly compensated of the Company's other executive officers whose total 1997 salary and bonus exceeded $100,000 (collectively the "Named Officers"). The Company did not grant any stock awards or stock appreciation rights in 1997, 1996 and 1995.

                          SUMMARY COMPENSATION TABLE

                                      ANNUAL COMPENSATION
                                  ---------------------------
                                                               OTHER ANNUAL       ALL OTHER
   NAME AND PRINCIPAL POSITION     YEAR     SALARY    BONUS    COMPENSATION   COMPENSATION(1)(2)
--------------------------------  ------ ----------  ------- --------------   ------------------
Brad Krassner .................... 1997    $160,417     --          --                   --
 Chief Executive Officer and       1996    $ 82,461     --          --           $  170,790
 Co-Chairman of the Board          1995          --     --          --           $  471,000
Joe Marsh  ....................... 1997    $240,416     --          --                   --
 Co-Chairman of the Board          1996    $255,767     --          --           $1,419,772
                                   1995    $300,000     --          --           $2,081,057
Lee Marshall ..................... 1997    $240,416     --          --                   --
 President and Chief Operating     1996    $170,769     --          --           $  473,256
 Officer                           1995    $130,000     --          --           $  760,044
John W. Ballard (3)............... 1997    $150,000     --          --           $  158,927
 President, Magicworks West,       1996    $150,000     --          --           $1,472,861
 Inc.                              1995          --     --          --                   --
Glenn Bechdel .................... 1997    $160,417     --          --                   --
 Vice President, Magicworks        1996    $128,462     --          --           $  473,256
 Theatricals, Inc.                 1995    $130,000     --          --           $  701,839

------------
(1) The aggregate amount of perquisites and other personal benefits provided to each Named Officer is less than 10% of the total annual salary and bonus of such officer.
(2) Each of the Named Officers in the past has received S Corporation distributions based on their interests in the Constituent Corporations or, in the case of Mr. Ballard, his interest in MWI. The aggregate of such distributions received by Messrs. Krassner, Marsh, Marshall, and Bechdel in 1995 were $417,782, $2,081,057, $760,044, and $701,839, respectively. The aggregate of such distributions received by Messrs. Krassner, Marsh, Marshall, Bechdel, and Ballard in 1996 were $145,040, $1,419,772, $473,256, $473,256, and $1,472,861, respectively. The aggregate of such distributions received by Mr. Ballard in 1997 was $158,927. In addition, Mr. Krassner received management fees in 1995 and 1996 paid by Magicworks Merchandising Inc. of $53,218 and $25,750, respectively.
(3) Mr. Ballard became an executive officer of MWI upon consummation of the Company's acquisition of MWI in December 1996.

EMPLOYMENT AGREEMENTS

   In July 1996, the Company entered into five-year employment agreements with each of Messrs. Krassner, Marsh, Marshall and Bechdel, which provide for annual base salaries of $150,000, $250,000, $250,000 and $150,000, respectively, with automatic annual increases of $25,000. If any of these executives is terminated for cause, as defined in his employment agreement, the executive is not entitled to receive severance pay. If the executive is terminated without cause, he is entitled to receive his then current salary for the remaining term of the employment agreement but in no event less than two years of such salary. Each of the employment agreements contains a provision that the executive will not compete or engage in a business competitive with the current or anticipated business of the Company for the term of the agreement and for one year thereafter if the executive is terminated for cause or the executive terminates his employment. In addition, each executive agreed not to disclose confidential information of the Company during the term of his employment or thereafter.

   In December 1996, MWI entered into three-year employment agreements with John W. Ballard and Steven Boulay, which provide for annual base salaries of $150,000 and $100,000, respectively. If any of these executives is terminated for cause, as defined in his employment agreement, the executive is not entitled to receive severance pay. If the executive is terminated without cause, he is entitled to receive his then current salary for the remaining term of the employment agreement but in no event, less than two years of such salary. Each of the employment agreements contains a provision that the executive will not compete or engage in a business competitive with the current or anticipated business of the Company for the term of the agreement and for one year thereafter if the executive is terminated for cause or the executive terminates his employment. In addition, each executive agreed not to disclose confidential information of the Company during the term of his employment or thereafter.

STOCK OPTION PLANS

   Under the Company's 1996 Employee Stock Option Plan (the "Stock Option Plan") and Directors Stock Option Plan (the "Directors Plan", and together with the Stock Option Plan, the "Plans"), 1,700,000 shares of Common Stock and 50,000 shares of Common Stock, respectively, are reserved for issuance upon exercise of options. The Plans are designed to serve as an incentive for retaining qualified and competent employees and directors.

   The Company's Compensation Committee administers and interprets the Stock Option Plan and is authorized, in its discretion, to grant options thereunder to all eligible employees of the Company including officers and directors (whether or not employees) of the Company. The Stock Option Plan provides for the granting of both "incentive stock options" (as defined in Section 422A of the Internal Revenue Code) and non-statutory stock options. Options can be granted under the Stock Option Plan on such terms and at such prices as determined by the Board, or a committee thereof, except that the per share exercise price of options will not be less than the fair market value of the Common Stock on the date of grant, and, in the case of an incentive stock option granted to a 10% shareholder, the per share exercise price will not be less than 110% of such fair market value. The aggregate fair market value of the shares covered by incentive stock options granted under the Plans that become exercisable by a grantee for the first time in any calendar year is subject to a $100,000 limit.

   Only non-employee directors are eligible to receive options under the Directors Plan. The Directors Plan provides for an automatic grant of options to purchase 2,000 shares of Common Stock upon a person's election as a director of the Company and an automatic grant of options to purchase 2,000 shares of Common Stock upon such person's re-election as a director of the Company. All such options are required to have an exercise price equal to not less than the fair market value of the Common Stock at the date of grant.

   Options granted under the Stock Option Plan will be exercisable after the period or periods specified in the option agreement relating to such grant, and options granted under the Directors Plan are exercisable immediately. Options granted under the Plans are not exercisable after the tenth anniversary of the date of grant and are not transferable other than by will or by the laws of descent and distribution. The Plans also authorize the Company to make loans to optionees to enable them to exercise their options.

401(K) PLAN

   Through a professional employer organization, effective January 1998 the Company has implemented a 401(k) Profit Sharing Plan and Trust, ("401(k) Plan"). With the exception of individuals employed by the Company as of the initial plan year effective date, who will be immediately eligible to participate in the plan, employees become eligible to participate after completing one year of service provided the employee is over the age 21. Participants may elect to contribute from 1% to 15% of their annual compensation into the 401(k) Plan. The Company makes matching contributions in an amount equal to 25% of the participant's contribution.

           COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

   Philosophy. The Compensation Committee's executive compensation philosophy is to provide competitive levels of compensation, integrate the compensation of its executive officers with the achievement of the Company's annual and long-term performance goals, reward above average corporate performance, recognize individual initiative and achievement and assist the Company in attracting and retaining qualified management. To meet these objectives, the Compensation Committee attempts to set the compensation of its executive officers at levels that it believes are competitive with other companies of the same size in the Company's industry, in light of the Company's then current and anticipated performance. The Compensation Committee endorses the position that the ownership of equity interests in the Company by management is beneficial in aligning executive officers' and stockholders' interests in the enhancement of shareholder value.

   Components of Executive Compensation. Compensation of the Company's executive officers consists of both cash payments and grants of stock options. The annual cash compensation consists of a base salary and a bonus. Long-term incentives are provided through the grant of stock options under the Stock Option Plan.

   Base Salaries and Bonuses. The Compensation Committee attempts to set base salaries and bonuses of its executive officers at levels that it believes are competitive with other companies of the same size in the Company's industry. Information about appropriate salary and bonus levels has been determined by reviewing the public disclosure of the Company's competitors and through the Company's recruiting activities. In July 1996, the Board of Directors approved, and each of Messrs. Krassner, Marsh, Marshall and Bechdel entered into, a five-year employment agreement with the Company. Each such agreement provides for an initial annual base salary with automatic annual salary increases of $25,000 during its term.

   Stock Options. The Compensation Committee grants stock options to the Company's executive officers pursuant to the Stock Option Plan. The Compensation Committee has the authority to determine the individuals to whom stock options are awarded, the terms at which option grants are made, the duration of the options and the number of shares subject to each option. The size of the option grants are generally based on the position level of the recipient. In particular, the Compensation Committee reviews the performance of the Company overall and of each individual executive officer, as well as past option grants to each executive officer, and makes decisions about recipients and grant sizes for the year. Through the award of stock options, the objective of aligning executive officers' long range interests with those of the stockholders is met by providing the executive officers with the opportunity to build a meaningful stake in the Company. During 1997, the Compensation Committee granted options to purchase an aggregate of 789,547 shares of Common Stock under the Stock Option Plan.

   In December 1994, the Internal Revenue Service issued amendments to the proposed regulations previously issued under Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended. In general,
Section 162(m) disallows a public company's deduction for compensation to any employee in excess of $1.0 million per year, unless such compensation is paid in connection with the attainment of performance goals established by the compensation committee of the board of directors and approved by the stockholders of such company in advance of the period during which services relating to such compensation were rendered. None of the executive officers of the Company presently receives, and the Compensation Committee does not anticipate that such persons will receive, annual cash compensation in excess of the $1 million cap provided in Section 162(m). The Compensation Committee intends to take the necessary steps to ensure compliance with Section 162(m).

                                          H. Yale Gutnick
                                          Ronald J. Korn

                       PERFORMANCE OF THE COMMON STOCK

   The performance graph set forth below compares the cumulative total stockholder return from a $100 investment made in the Company's Common Stock and reinvestment of dividends from June 10, 1997 (the date the Common Stock was first traded on the American Stock Exchange) through December 31, 1997 with (i) companies with market capitalizations comparable to that of the Company (which includes all companies listed on the American Stock Exchange having market capitalizations between $75 million and $100 million as of December 31, 1997) and (ii) companies listed on the American Stock Exchange with SIC codes ranging from 7900 to 7999 (amusement and recreation services). The Company did not pay any dividends on its Common Stock during this period.

               COMPARISON OF FIVE YEAR-CUMULATIVE TOTAL RETURNS
                            PERFORMANCE GRAPH FOR
                    MAGICWORKS ENTERTAINMENT INCORPORATED

                  [GRAPHIC OMITTED REPRESENTED BY TABLE BELOW]

-------------------------------------------------------------------------------

SYMBOL  CRSP TOTAL RETURNS INDEX FOR:          6/10/97    6/30/97   7/31/97   8/29/97    9/30/97     10/31/97   11/28/97   12/31/97
------  -------------------------------------  -------    -------   -------   -------    -------     --------   --------   --------
<>      Magicworks/Entertainment Incorporated  100.000     80.000    64.000    80.000     72.000      68.000     56.000     44.000

^       AMEX Stocks                            100.000    100.353   105.324   108.368    120.639     117.310    112.058    111.228
        (Market cap between $75M and $100M
        on 12/31/97)

*       AMEX Stocks (SIC 7900-7999 US          100.000    107.154    95.818   105.168    106.044      94.131     88.405     84.946
        (Companies)
        Amusement and recreation services

NOTES:
A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.
D.   The index level for all series was set to $100.00 on 6/10/97.
-------------------------------------------------------------------------------